UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934.

Commission File Number: 1-8606

Nippon Denshin Denwa Kabushiki Kaisha

(Exact name of registrant as specified in its charter)

Nippon Telegraph and Telephone Corporation

(Translation of registrant’s name into English)

3-1, Otemachi 2-Chome

Chiyoda-ku, Tokyo 100-8116 Japan

Telephone: +81-3-5205-5451

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

$1,000,000,000 6% Global Notes due March 25, 2008

(Title of each class of securities covered by this Form)

Common Stock and American Depositary Shares, each of which represents

1/200th of a Share of Common Stock

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision (s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(2)	☐	Rule 12h-3(b)(1)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Nippon Telegraph and Telephone Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

March 26, 2008

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By:	/s/ Osamu Hirokado
Osamu Hirokado
General Manager, Finance Office Finance and Accounting Department